

March 24, 2011

David A. Dedman
Vice President and Associate General Counsel
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

> **Re:** **Lockheed Martin Corporation**
> **Registration Statement on Form S-4**
> **Filed February 25, 2011**
> **File No. 333-172431**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **File No. 001-11437**

Dear Mr. Dedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. We note that you are registering the 5.72% Notes due 2040, Series B in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. On the outside back cover page of the prospectus, advise dealers of their prospectus delivery obligations. Please refer to Item 502(b) of Regulation S-K.

3. Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus

Consequences of Exchanging Your Old Notes, page 4

4. Please revise to remove references to interpretations of the staff of the Commission. Also revise throughout the prospectus accordingly.

Forward Looking Information, page 8

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Expiration Date; Extensions; Amendments, page 11

6. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

7. Please revise to state that a press release announcing any extension, amendment or termination of the exchange offer will disclose the number of securities tendered as of the date of such notice.

Settlement Date, page 11

8. We note the disclosure indicating that you will deliver the new notes on "the second business day following the expiration date of the exchange offer or as soon as practicable thereafter." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Conditions of the Exchange Offer, page 11

9. Please briefly describe how you will determine when old notes have been "properly tendered."

10. We note your disclosure that if a waiver constitutes a material change to the exchange offer, you will promptly disclose the waiver and "will extend the exchange offer for a period of time that [you] will determine." Please revise to clarify that in connection with any waiver that constitutes a material change to the exchange offer, you will require at least five business days remain following notice of the material change.

If the new notes or unexchanged old notes are to be delivered, page 14

11. We note your disclosure that you "reserve the right to waive, in [your] absolute discretion, any defects, irregularities or conditions of tender as to particular old notes, whether or not waived in the case of other old notes." Please revise to clarify under what circumstances you would treat note holders differently.

Book-Entry Debt Securities, page 25

12. Please revise to remove the disclaimer of responsibility in the fifth paragraph on page 25.

U.S. Federal Income Tax Considerations, page 30

13. Please revise this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Part II

Signatures, page II-3

14. Please revise the language in this section to conform to the language provided in Form S-4.

Exhibit 5.1

15. Please have counsel confirm that it will refile the opinion dated the date of effectiveness.

Exhibit 99.1. Letter of Transmittal

16. Please revise your letter of transmittal to clarify that if your exchange offer is amended in a manner determined by you to constitute a material change, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis, page 23

Results of operations, page 27

17. Please revise to discuss and analyze cost of sales separately for both cost of product sales and cost of service sales.

18. Please describe for us the significant categories of costs that comprise cost of product sales and cost of service sales.

Discussion of Business Segments, page 29

19. Please revise to quantify factors to which changes in results are attributed.

20. You attribute certain changes in results to performance adjustments. Please quantify these factors individually when listed and in the aggregated for your consolidated results.

21. Please revise to analyze the underlying reasons for changes. For example, explain why performance adjustments occurred.

Notes to Consolidated Financial statements, page 55

Note 1. Significant Accounting Policies, page 55

Sales and Earnings, page 56

22. We note that you include amounts representing claims in contract value when they can be reliably estimated and realization is probable. Please explain to us how you evaluate whether realization is probable. Please also tell us, and revise to disclose, the amount of claims recognized in revenue, if material.

Note 2. Discontinued Operations, page 58

23. We note that as a result of your decision to sell PAE, you recorded a $182 million deferred tax asset which reflects Federal and state tax benefits you expect to realize on the sale because your tax basis is higher than your book basis. We also note that after recording a $109 million impairment charge to reduce the carrying value of PAE to the expected net proceeds from the transaction, that your net gain was $73 million in 2010. Please explain to us the basis for your accounting for the $182 million deferred tax asset. Please specifically address why this deferred tax asset was not previously recognized and why it was recognized upon classification of PAE as an asset held for sale, rather than upon realization at the time of sale. Please site authoritative literature you relied on.

Note 5. Information on Business Segments, page 61

24. Please provide the disclosures required by ASC 280-10-50-40. It appears that you should be separately quantifying revenue attributable to the major products for each business segment. Provide us the disclosure that would have been included in the 2010 Form 10-K.

Note 14. Legal Proceedings, Commitments, and Contingencies, page 78

25. While you state that you believe the probability is remote that the outcome of various contingencies will have a material adverse effect on the corporation as a whole, you have not specifically stated your conclusion as to the likelihood of a loss contingency with respect to each of the matters disclosed. Therefore, your disclosure is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material, or potentially material, each of these matters is, or could be, to you. Please revise to specifically state your conclusions as to the likelihood of a loss contingency with respect to each of the matters disclosed.   For matters where you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated. When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. Please provide us with a copy of your intended revised disclosure.

Environmental Matters, page 79

26. We note that you have recorded assets totaling $810 million at December 31, 2010 for the estimated future recovery of environmental liabilities for which you consider recovery probable based on government contracting regulations and your history of receiving reimbursement for such costs. Please explain to us the basis in the accounting literature for your recognition of the amounts.

Item 15. Exhibits and Financial Statement Schedules, page 86

27. In your future filings, please file a list of your subsidiaries as an exhibit to your Form 10-K. Refer to Item 601(b)(21) of Regulation S-K.

Signatures, page 90

28. In your future filings, please also have your principal accounting officer or controller sign your Form 10-K in his or her individual capacity. Refer to General Instruction D to Form 10-K.

Exhibits 31.1 and 31.2

29. We note the identification of the certifying individual at the beginning of each certification required by Item 601(b)(31) of Regulation S-K also includes the title of each certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 70

30. In your future filings, please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 55-3601 or me at (202) 551-3642 with any other questions.

          Sincerely,

          Lauren Nguyen
          Attorney-Advisor

cc (via fax): Glenn C. Campbell, Esq.
      (410) 659-2701

      David A. Dedman, Esq.
      (301) 897-6587